Editorial Contact:      Bonita A. Cersosimo
                        1 412 553 4462

Investor Relations:     Charles D. McLane
                        Randall J. Killeen
                        1 412 553 2231


        ALCOA INCREASES HOWMET TENDER OFFER PRICE TO $21 PER SHARE

      PITTSBURGH, Pa., June 1, 2000 -- Alcoa Inc. announced today that it reached an agreement in principle with the Independent Directors Committee of Howmet International Inc. with respect to Alcoa's previously announced proposed acquisition of all of the publicly held shares of Howmet. Under the agreement, which is subject to the execution of a definitive merger agreement and the approval of the Howmet Board of Directors, Alcoa will acquire all the publicly held Howmet shares for $21 per share in cash. Alcoa said it anticipates that a definitive merger agreement could be entered into as early as tomorrow.

      Alcoa said it increased the offer price of its pending cash tender offer for all of the publicly held Howmet shares to $21 in cash per share from $20 per share. Accordingly, Alcoa extended the expiration date of the Howmet tender offer to 12:00 Midnight, Wednesday, June 14, 2000, Eastern Daylight Savings Time. Alcoa also said that there will be a subsequent offering period of at least three business days following the June 14 expiration. Alcoa expects to mail a supplement to its Offer to Purchase, dated April 18, 2000, promptly following execution of a definitive agreement with Howmet. Alcoa also said an agreement in principle had been reached to settle all class action litigation against the Howmet directors based on the increase in the deal price to $21 per share.

      As of the close of business on June 1, 2000, the number of shares of Howmet common stock that had been validly tendered was 732,892, including guaranteed deliveries.

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Alcoa (NYSE: AA)
Howmet International Inc. (NYSE: HWM)